ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 kathleen.nichols@ropesgray.com

March 21, 2017

VIA EDGAR

Ms. Kathryn Hinke

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Funds Trust (File Nos.  333-59745; 811-08895)

Dear Ms. Hinke:

This letter responds to comments provided to Kathleen Nichols, William Beaudoin, and Jordan Marciello on March 13, 2017, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment No. 88 (the “485(a) Amendment”) to the Registration Statement of Voya Funds Trust ( “Registrant”), filed on January 25, 2017 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

GENERAL COMMENTS

1.                                      Comment:                                     The Staff requests that the Registrant confirm that all missing or bracketed information in its Prospectus or Statement of Additional Information (“SAI”) and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant confirms.

PROSPECTUS

Fees and Expenses of the Funds

2.                                      Comment:                                     The Staff requests that the “Share Status” column, located in the chart under the section entitled “Expense Example” in the Fund’s summary Prospectus, be deleted since there is no redemption fee or Contingent Deferred Sales Charge (“CDSC”) with respect to Class T shares of the Funds.

Response:                                        The Registrant respectfully declines to make this change.  This table reflects a global format across the Voya Family of Funds’ reports and, as it stands, is compliant with Item 3 of Form N-1A.

3.                                      Comment:                                     The Staff requests that the Registrant please explain the reason for including the estimated amounts, as indicated in footnote 1 of the Annual Fund Operating Expenses table, which states (emphasis added):

Other Expenses are based on estimated amounts for the current fiscal year.

Response:                                        As Class T shares of the Registrant are a new share class to the Voya family of funds, the Registrant believes that the use of estimated expenses is appropriate.

4.                                      Comment:                                     The Staff requests that, with respect to footnote 2 of the Annual Fund Operating Expenses table, that the Registrants revise this disclosure to state that the amount of the recoupment of prior year expenses that can be recaptured is limited to the lesser of (i) the expense cap in effect at the time of the waiver, and (ii) the expense cap in effect at the time of recapture.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the requested disclosure is not required to be included as a footnote to the fee table by Form N1-A. Additionally, the Registrants confirm they are in compliance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 in instances where a Fund’s fee waiver arrangement is modified to increase a Fund’s expense cap.

Fund-Specific Comments

Voya Floating Rate Fund (for purposes of the following Comments and Responses, the “Fund”)

Principal Risks

5.                                      Comment:                                     The Staff notes that, under the section entitled “Performance Information,” the disclosure indicates the following (emphasis added):

However, Class T shares’ performance would be lower than Class A shares’ performance due principally to the lower maximum sales charge paid by Class A shares.

Please confirm that there indeed is a lower maximum sales charge paid by Class A shares compared to Class T shares.

Response:                                        The Registrant has removed the referenced language.

6.                                      Comment:                                     With respect to the section entitled “Performance Information,” the Staff requests that the Registrant confirm that Class A and Class T shares have the same expenses, as that comparison would also affect the Fund’s performance, and Class T expenses are estimated at this time.

Response:                                        The Registrant so confirms.

7.                                      Comment:                                     The Staff requests that the Registrant considering removing the “10-year” column in the “Average Annual Total Returns” table under the section entitled “Performance Information,” as it is not relevant per Item 4(b)(2)(iii) of Form N-1A.

Response:                                        The Registrant respectfully declines to make this change because the table, as it stands, reflects a global format across the Voya Family of Funds’ reports and is compliant with Item 4(b)(2)(iii) of Form N-1A.

Voya GNMA Income Fund (for purposes of the following Comment and Response, the “Fund”)

8.                                      Comment:                                     In light of the Fund’s portfolio turnover rate of 508%, the Staff requests that strategy and risk disclosure be added to indicate that the Fund engages in frequent and active trading.  The Staff further requests that these disclosures be included for all Funds which indicate a portfolio turnover rate greater than 100%.

Response:                                        The Registrant respectfully declines to make this change and notes that the following disclosure is present in the Fund’s prospectus:

“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may mean higher taxes if you are investing in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Expense Example, affect the Fund’s performance.”

Voya Intermediate Bond Fund and Voya Strategic Income Opportunities Fund (for purposes of the following Comment and Response, the “Funds”)

9.                                      Comment:                                     The Staff notes that there are several principal risks related to floating rate loans included the disclosure with respect to Voya Floating Rate Fund.  As the Funds have each included “Floating Rate Loans” as a principal risk, please confirm that this is a principal risk for the Funds and consider adding the enhanced disclosures present in Voya Floating Rate Fund principal risks section

Response:                                        The Registrant confirms that investment in floating rate loans is a principal risk for the Funds.  The level of investment for the Funds is significantly lower than Voya Floating Rate Fund which invests at least 80% of its net assets (plus borrowings for investment purposes) in U.S. dollar denominated floating rate loans and other floating rate debt instruments. Accordingly, the Registrant believes the current risk disclosure is appropriate.

General Prospectus Comments

Management of the Funds

11.                               Comment:                                     The Staff requests that the Registrant confirm that the fees listed in this section of the Prospectus are accurate, as they appear different from those listed in the summary Prospectuses for the Funds.

Response:                                        The Registrant so confirms.

12.                               Comment:                                     In the last paragraph of the sub-section entitled “The Sub-Adviser and Portfolio Managers,” the Staff requests that the Registrant indicate that the terms of sub-advisory agreements can be terminated by a Fund’s shareholders, in addition to the other entities already listed.

Response:                                        The Registrant has added the following requested language:

“In addition, the agreement may be terminated by the Fund’s shareholders.”

Sales Charge

13.                               Comment:                                     Under the sub-section entitled “Category One Intermediary,” the Staff notes that investors will not know whether a financial intermediary has an agreement to sell Class T shares and thus requests that the Registrant either specify the intermediaries with these agreements or omit the reference to these agreements.

Response:                                        The Registrant has removed the referenced language.

13.                               Comment:                                     Under the sub-section entitled “Category One Intermediary,” the Staff notes that information regarding “financial intermediary-specific waivers” is to be inserted. Please provide the proposed disclosure for the staff’s review in advance of filing the Registrants next pre-effective amendment.

Response:                                        The Registrant has removed the referenced language.

How to Exchange Shares

14.                               Comment:                                     Under the sub-section entitled “Exchanges Between Classes of Shares of the Same Fund” neither “CDSC” nor “CDSC period” are defined.  Since this is the first use of both terms, the Staff requests that these terms be defined here.

Response:                                        The Registrant has revised the requested language as follows:

“except that you may not exchange shares that are subject to a contingent deferred sales charge (“CDSC”) until the applicable CDSC period has expired.”

Payments to Financial Intermediaries

15.                               Comment:                                     Please confirm the list of top firms paid to sell the Registrant’s Funds in this section.

Response:                                        The Registrant confirms that the list of top firms paid to sell the Registrant’s Funds in the section of the Prospectus entitled “Payments to Financial Intermediaries” is correct.

Dividends, Distributions, and Taxes

16.                               Comment:                                     Please confirm that the disclosure under the sub-section entitled “Dividend Reinvestment” is correct for Class T shares, as it is noted previously that Class T shares cannot be exchanged.

Response:                                        The Registrant Confirms.

Index Descriptions

17.                               Comment:                                     The Staff requests that the Registrant consider adding more specificity with respect to the description of the “Bloomberg Barclays High Yield Bond - 2% Issuer Constrained Composite Index.”

Response:                                        The Registrant has revised the requested language as follows:

“The Bloomberg Barclays High Yield Bond - 2% Issuer Constrained Composite Index measures the performance of fixed-income securities. The index provides a general measure of the USD-denominated, high yield, fixed-rate corporate bond market. The index limits the exposure of the index to any one issue to 2% of the total market value of the index components.”

Accompanying Notes to Financial Highlights

18.                               Comment:                                     With respect to note five of this section, which discusses the Voya Intermediate Bond Fund’s use of treasury securities and “to be announced” (“TBA”) securities, the Staff requests that the Registrant indicate the effect of these securities on the Voya Intermediate Bond Fund’s portfolio turnover and principal investment strategies, if any.

Response:                                        The Registrant notes that footnote 5 discusses the impact of the use of treasury securities and “to be announced” (TBA) securities on the Fund’s portfolio turnover and investment strategy as follows:

“The Fund’s use of treasury securities and “to be announced” (TBA) securities contribute significantly to the portfolio turnover rate. Excluding all purchase and sale transactions involving treasury securities and TBAs, the Fund’s portfolio turnover rate was 23% for the period ended September 30, 2016 and 33%, 31%, 68%, 98%, and 105% for the fiscal years ended March 31, 2016, 2015, 2014, 2013, and 2012, respectively. The Fund’s strategies involving treasury securities and TBA securities are employed to increase liquidity and to manage interest rate risk while not changing the economic exposure to treasury and mortgage backed securities. The Fund invests in treasury securities and may purchase and sell treasury securities to manage the duration of the Fund and for hedging purposes when selling or buying corporate bonds. In addition, the Fund commonly employs an investment strategy involving the purchase of the most recently issued treasury security with a particular time to maturity while selling its position in a previously issued treasury security with a substantially similar time to maturity. This strategy is employed in order for the Fund to own the most liquid treasury security available for a given time to maturity. The Fund also invests in TBA securities whereby the actual identity of the securities to be delivered at settlement is not specified, but rather the general characteristics of the securities are agreed to (i.e. issuer, mortgage type, maturity, coupon and month of settlement). The Fund may engage in rolling strategies with TBAs whereby the Fund seeks to extend the expiration or maturity of a TBA position by closing out the position before expiration and simultaneously opening a new position that has substantially similar terms except for a later expiration date. Such rolls enable the Fund to maintain continuous investment exposure to an underlying asset beyond the expiration of the initial position without delivery of the underlying asset.”

STATEMENT OF ADDITIONAL INFORMATION

19.                               Comment:                                     Under the “Supplemental Description of Fund Investments and Risks’” sub-section entitled “High-Yield Bonds” and the sub-sub-section entitled “Taxation,” the Staff asks that the Registrant confirm that the following sentence is consistent with later disclosure related to zero-coupon and pay-in-kind securities:

A fund is required to recognize income for tax purposes each year with respect to these securities as income even though it receives no cash interest until the security’s maturity or payment date.

Response:                                        The Registrant confirm that the referenced disclosure is consistent with later disclosure related to zero-coupon and pay-in-kind securities.

20.                               Comment:                                     Under the section entitled “Adviser” and sub-section entitled “Total Investment Management Fees Paid by each Fund,” the Staff requests that the Registrant confirm the amounts for 2016 with respect to “Management Fee (Prior to May 1, 2015)” and “Administrative Services Fee (Prior to May 1, 2015)” for each Fund.  If correct, please explain supplementally.

Response:                                        The Registrant confirms the amounts listed for each Fund. The Registrant notes that effective May 1, 2015, the terms of the Funds’ Investment Management Agreement and the Administration Agreement were combined under a single Amended and Restated Investment Management Agreement with a single management fee. Amounts are presented for the fiscal year March 2015 through March 2016 and include payments under the Amended and Restated Investment Management Agreement as well as the predecessor Investment Management Agreement and the Administration Agreement.

21.                               Comment:                                     Under the section entitled “Expense Limitations,” the Staff requests that the Registrant clarify in the first paragraph that a recoupment cannot exceed the expense limitation at the time it is waived.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the requested disclosure is not required to be included by Form N1-A. Additionally, the Registrants confirm they are in compliance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 in instances where a Fund’s fee waiver arrangement is modified to increase a Fund’s expense cap.

22.                               Comment:                                     Under the section entitled “Distribution and Servicing Plans” and the sub-section entitled “Total Distribution and Shareholder Services Fees Paid,” the Staff requests that the Registrant note that the fees indicated here were paid by other classes, as Class T shares were not yet operational.

Response:                                        The Registrant has added the following requested language.

“As Class T shares were not in operation during the fiscal year, amounts presented were paid by the Fund’s other share classes.”

23.                               Comment:                                     With respect to the chart in the section entitled “Portfolio Transactions,” below the sub-section entitled “Brokerage Commissions Paid,” please explain the reason(s) for the material differences in the commissions paid, particularly for Voya Strategic Opportunities Fund, per Item 21 of Form N-1A.

Response:                                        The Registrant confirms that the amounts presented are accurate in the sub-section entitled “Brokerage Commissions Paid” and has added the following requested language:

“The increase in brokerage commissions paid with respect to Voya Strategic Opportunities Fund are attributable to a significant increase in the Fund’s assets.”

* * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 617-854-2418.

Very truly yours,

/s/ Kathleen Nichols
Kathleen Nichols

Attachment

cc:                                Elizabeth J. Reza, Esq.